UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 11th, 2013

Results for the nine-month period and quarter ended on September 30th, 2013

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the nine-month period and quarter ended on September 30th, 2013.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the nine-month period and quarter ended on September 30th, 2013:

Consolidated sales revenues of AR$3,958.7 million[1] for the nine-month period ended on September 30, 2013, 22.7% lower than the AR$5,122.3 million for the same period of 2012, mainly explained by a decrease of 56.0% (AR$1,622.3 million) in the generation segment, partially offset by increases of 18.6% (AR$402.0 million) in distribution and 1.7% (AR$2.4 million) in holding and others segments.

Adjusted consolidated EBITDA[2] of AR$(380.7) million, compared to AR$198.2 million for the same period of 2012, mainly due to decreases of AR$218.8 million in generation and AR$443.0 million in distribution, which were partially offset by increases of AR$45.3 million in the transmission segment and AR$37.6 million in holding and others.

Consolidated profit under IFRS of AR$739.1 million during the nine-month period ended on September 30, 2013, of which a gain of AR$384.6 million are attributable to the owners of the Company, compared to a AR$381.4 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by a higher profit of AR$687.2 million from distribution and AR$163.0 million from holding and others, in addition to a lower loss of AR$8.1 million in transmission, partially offset by a higher loss of AR$92.3 million in generation.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
CEO

Mariano Batistella
Special Projects, Strategic Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54-11-4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

 1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

Main Results for the Third Quarter of 20133:

Consolidated sales revenues of AR$1,430.6 million for the quarter ended on September 30, 2013, 24.1% lower than the AR$1,884.6 million for the same period of 2012, mainly explained by a decrease of 57.5% (AR$649.2 million) in the generation segment, partially offset by increases of 24.7% (AR$180.4 million) in distribution and 1.0% (AR$2.4 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(110.5) million,  AR$94.9 million lower than the same period of 2012, mainly due to a decrease of AR$180.0 million in distribution, which was partially offset by increases of AR$30.0 million in generation, AR$40.0 million in transmission segment and AR$15.2 million in holding and others.

Consolidated loss under IFRS of AR$381.8 million in the third quarter ended on September 30, 2013, of which AR$160.6 million are attributable to the owners of the Company, compared to a AR$233.6 million loss attributable to the owners of the Company in the same period of 2012.

3 The financial information presented in this document for the quarters ended on September 30, 2013 and of 2012 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the nine-month periods ended on September 30, 2013 and of 2012, and the six-month periods ended on June 30, 2013 and of 2012.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	2

1.     Relevant Events

1.1 |  Relevant Events Related to Petrolera Pampa

1.1.1   Petrolera Pampa’s Capital Increase. Assignment of Subscription Right to Pampa Energía’s Shareholders

On November 6, 2013, Petrolera Pampa’s General Extraordinary Shareholders’ Meeting approved to increase its stock capital by up to 59.7 million new ordinary shares, with one vote per share and a face value of AR$1 per share, through a public offer in Argentina. Moreover, the Shareholders’ Meeting decided to authorize the Board to set the definitive share subscription price, which shall be between a minimum of AR$1.35 and a maximum of AR$2 per share.

The proceedings from this stock public offering will be used for (i) capital expenditures for assets located in Argentina, (ii) working capital, (iii) refinance debt, and/or (iv) capital disbursement in subsidiaries or related companies to Petrolera Pampa, destined to same purposes as stated before.

Moreover, the Company’s Board of Directors has resolved to assign its subscription right in connection with Petrolera Pampa’s capital increase to all those of Pampa’s shareholders who were registered by Caja de Valores S.A. as of October 15, 2013. This resolution adopted by the Company’s Board of Directors will allow the referred Pampa’s shareholders to take part directly in the development of the hydrocarbon business in Argentina, which offers excellent growth opportunities.

1.1.2   Agreement with YPF for the Exploitation of Rincón del Mangrullo Block

On November 6, 2013, Petrolera Pampa entered into an investment agreement with YPF S.A. (‘YPF’) (the ‘Agreement’), in which Petrolera Pampa has committed to invest US$151.5 million in exchange of 50% of the hydrocarbons production resulting from Rincón del Mangrullo block (the ‘Block’), located in the province of Neuquén and corresponding to the Mulichinco geological formation. The local holding Grupo ST -led by Pablo Peralta and Roberto Dominguez- will hold direct or indirect share participation in this project along with Petrolera Pampa.

The Agreement is composed by two mandatory investment phases. During the first phase, Petrolera Pampa has committed to invest up to US$81.5 million in 3D seismic and the Block’s production development. Moreover, YPF will build the needed processing plant and gas pipelines to support the production. Once the first investment phase is finished, Petrolera Pampa has an option to continue to the second phase for up to US$70 million.

When the two mandatory phases are finished, the parties shall carry the necessary investments to develop the Block, in accordance with the respective share participations.

1.1.3   Issuance of Short-Term Notes (‘VCPs’) of Petrolera Pampa

On October 3, 2013, under the global short-term debt Program up to an amount of AR$200 million or its equivalent in other currencies, Petrolera Pampa issued Series 7 for AR$65.4 million, which accrue interest at Badlar plus 4%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis. Series 3 VCPs for an amount of AR$8.5 million were exchanged for the new VCPs.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	3

1.2 |  Sale of Empresa Distribuidora de Electricidad de La Rioja S.A. (‘Edelar’)

On October 30, 2013 the closing of Edelar’s sale was completed, which offer was received on September 17 and approved by Edenor’s Board of Directors on October 4, 2013. The transaction consisted of: (i) sale of the indirect share capital held by Edenor in Empresa Distribuidora Eléctrica Regional S.A. (‘Emdersa’), controlling company of Edelar, and (ii) the transfer of certain credits that Edenor held against Emdersa and Edelar to Energía Riojana S.A. (‘ERSA’), acquiring company and credit beneficiary, and the Government of the Province of La Rioja, as controlling shareholder of ERSA. The selling price was AR$55.7 million for the share capital and AR$19.5 million for the credit.

1.3 |  Corporate Reorganization: Merger of Subsidiaries

In order to optimize resources by simplifying the administrative and operational structure, on September 27, 2013 the Board of Directors of Central Térmica Güemes (‘CTG’), EGSSA and EGSSA Holding resolved the merger of said companies to be approved by the General Extraordinary Shareholders’ Meeting, to be held on December 20, 2013.

Moreover, on October 7, 2013 Edenor’s Board of Directors resolved to begin procedures to take over Emdersa Holding.

1.4 |  CTLL’s Insurance Compensation

As of the release of this Earnings Report, CTLL has collected the amount of AR$220.7 million as insurance compensation, in relation to the accident occurred on November 14, 2012.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$mm)

	As of 09.30.13	As of 12.31.12
ASSETS
Property, plant and equipment	6,566.4	6,016.9
Intangible assets	926.7	1,808.5
Biological assets	1.9	2.0
Participation in joint businesses	183.1	192.3
Participation in associates	134.0	132.5
Financial assets with a results changing fair value	482.1	303.8
Deferred tax assets	184.8	87.5
Trade receivable and other credits	428.0	422.1
Total non-current assets	8,907.2	8,965.6

Inventories	77.3	103.3
Biological assets	0.3	0.5
Assets on construction	-	84.5
Financial assets with a results changing fair value	101.0	113.4
Trade receivable and other credits	2,689.7	1,541.5
Cash and cash equivalents	794.3	279.9
Total current assets	3,662.7	2,123.1

Assets classified as held for sale	312.3	235.2

Total assets	12,882.2	11,323.9

	As of 09.30.13	As of 12.31.12
EQUITY
Share capital	1,314.3	1,314.3
Share premium	246.6	1,018.4
Director's options reserve	257.1	250.4
Retained earnings	384.6	(771.8)
Other comprehensive results	(10.8)	(10.8)
Equity attributable to owners of the parent	2,191.9	1,800.5

Non-controlling interests	805.3	529.8

Total equity	2,997.2	2,330.3

LIABILITIES
Accounts payable and other liabilities	1,364.7	2,231.2
Borrowings	2,646.2	2,218.5
Deferred revenues	34.4	264.4
Salaries and social security payable	19.9	17.5
Defined benefit plan obligations	99.8	120.9
Deferred tax liabilities	454.7	628.9
Tax payable	93.4	46.8
Provisions	73.5	85.5
Total non-current liabilities	4,786.5	5,613.7

Accounts payable and other liabilities	3,235.3	1,688.0
Borrowings	840.7	790.9
Salaries and social security payable	414.4	447.9
Defined benefit plan obligations	11.6	21.8
Tax payable	327.4	263.8
Provisions	21.7	11.7
Total current liabilities	4,851.1	3,224.1

Liabilities classified as held for sale	247.5	155.8

Total liabilities	9,885.1	8,993.6

Total liabilities and equity	12,882.2	11,323.9

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2.2 |  Consolidated Income Statements (AR$mm)

	9-Month Period		3rd Quarter

	2013	2012	2013	2012
Sales revenue	3,958.7	5,122.3	1,430.6	1,884.6
Cost of sales	(4,163.1)	(4,829.5)	(1,454.1)	(1,835.8)

Gross profit	(204.3)	292.8	(23.5)	48.8

Selling expenses	(449.9)	(305.0)	(159.5)	(113.9)
Administrative expenses	(381.8)	(330.3)	(117.7)	(121.3)
Other operating income	280.2	180.9	117.0	28.3
Other operating expenses	(148.1)	(121.0)	(64.7)	(41.2)
Results for participation in joint businesses	(10.4)	(18.4)	2.8	(8.1)
Results for participation in associates	1.5	(2.1)	(2.7)	(1.9)
Impairment of property, plant and equipment	-	(108.3)	-	(108.3)

Operating income before Res. No. 250/13	(912.9)	(411.4)	(248.3)	(317.5)

Higher Costs Recognition – Res. No. 250/13	2,212.6	-	-	-

Operating income	1,299.7	(411.4)	(248.3)	(317.5)

Financial income	284.7	102.5	43.6	38.1
Financial costs	(599.6)	(327.7)	(323.9)	(99.3)
Other financial results	(238.0)	(151.1)	(2.8)	(42.0)
Financial results, net	(552.9)	(376.4)	(283.1)	(103.2)

Profit before tax	746.7	(787.8)	(531.4)	(420.7)

Income tax and minimum expected profit tax	119.2	73.8	156.4	62.1

Net income for continuing operations	865.9	(714.0)	(375.0)	(358.6)

Discontinued operations	(126.9)	67.6	(6.8)	12.1

Net income for the period	739.1	(646.4)	(381.8)	(346.5)

Attributable to:
Owners of the Company	384.6	(381.4)	(160.6)	(233.6)
Continuing operations	470.3	(414.7)	(157.4)	(239.3)
Discontinued operations	(85.7)	33.3	(3.2)	5.7
Non-controlling interests	354.4	(265.0)	(221.2)	(112.9)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	0.3579	(0.3155)	(0.1197)	(0.1821)
Diluted income for continuing operations per share (AR$ per share)	(0.0652)	0.0253	(0.0025)	0.0044
Basic and diluted income for discontinued operations per share	(0.0652)	0.0234	(0.0023)	0.0040

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3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.2%	1.2%	1.8%	2.0%	0.1%	7.1%

Nine-Month Period
Net Generation 9M13 (GWh)	429	259	1,125	1,076	1,587	87	4,562
Market Share	0.4%	0.3%	1.2%	1.1%	1.7%	0.1%	4.8%
Sales 9M13(GWh)	620	440	1,558	1,439	1,957	87	6,102

Net Generation 9M12 (GWh)	437	285	1,141	1,957	2,604	67	6,490
Variation Net Generation 9M13 - 9M12	-1.8%	-9.1%	-1.4%	-45.0%	-39.1%	+30.3%	-29.7%
Sales 9M12 (GWh)	645	500	1,478	2,121	3,059	67	7,870

Average Price 9M13 (AR$ / MWh)	199.5	234.9	208.3	259.3	158.7	448.8	208.9
Average Gross Margin 9M13 (AR$ / MWh)	55.2	34.8	57.6	65.9	(16.4)	207.2	36.1
Average Gross Margin 9M12 (AR$ / M Wh)	59.9	47.3	48.1	138.9	3.6	267.7	58.1

Third Quarter
Net Generation 3Q13 (GWh)	137	69	315	493	721	13	1,749
Market Share	0.4%	0.2%	0.9%	1.5%	2.2%	0.0%	5.3%
Sales 3Q13(GWh)	184	117	462	578	823	13	2,177

Net Generation 3Q12 (GWh)	93	66	372	276	952	14	1,772
Variation Net Generation 3Q13 - 3Q12	+48.4%	+4.4%	-15.3%	+78.8%	-24.2%	-4.5%	-1.3%
Sales 3Q12 (GWh)	156	137	519	405	1,070	14	2,301

Average Price 3Q13 (AR$ / MWh)	206.5	272.0	230.7	317.6	132.1	741.1	219.8
Average Gross Margin 3Q13 (AR$ / MWh)	51.0	26.2	58.5	199.7	3.4	270.9	74.0
Average Gross Margin 3Q12 (AR$ / MWh)	40.9	36.6	37.5	246.0	2.1	456.3	60.4

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW.

The electricity generation for the third quarter of 2013 was 1.3% lower than the same period of 2012, mainly due to lower availability in CPB due to technical problems in both turbines (negative variation of 231 GWh) and a lower dispatch in CTG due to gas restrictions to power plants (lower generation of 57 GWh).

Such generation reductions were partially offset by the restart of commissioning of CTLL’s combined cycle, which took place on June 24, 2013 and produced an increase in the power plant’s efficiency of approximately 50% and hence, a higher dispatch priority for CTLL in the system and generation of the expansion’s steam turbines. Moreover, there was a higher electricity dispatch at our hydro units (+48 GWh).

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3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2013			2012			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Nine-Month Period
Residential	7,003	43%	2,402,805	6,640	42%	2,374,496	+5.5%	+1.2%
Commercial	2,663	16%	344,461	2,536	16%	342,650	+5.0%	+0.5%
Industrial	2,519	15%	6,333	2,530	16%	6,149	-0.4%	+3.0%
Wheeling System	3,261	20%	723	3,165	20%	709	+3.0%	+2.0%
Others
Public Lighting	535	3%	22	521	3%	22	+2.7%	-
Shantytowns and Others	340	2%	385	331	2%	377	+2.9%	+2.1%
Total	16,322	100%	2,754,729	15,722	100%	2,724,403	+3.8%	+1.1%

Third Quarter
Residential	2,837	48%	2,402,805	2,512	45%	2,374,496	+12.9%	+1.2%
Commercial	847	14%	344,461	822	15%	342,650	+3.1%	+0.5%
Industrial	793	13%	6,333	827	15%	6,149	-4.1%	+3.0%
Wheeling System	1,093	19%	723	1,066	19%	709	+2.6%	+2.0%
Others
Public Lighting	187	3%	22	186	3%	22	+0.8%	-
Shantytowns and Others	136	2%	385	140	3%	377	-3.0%	+2.1%
Total	5,893	100%	2,754,729	5,552	100%	2,724,403	+6.1%	+1.1%

The electricity sold in GWh during the third quarter of 2013 rose by 6.1% compared to the same period of 2012, as well as the number of clients of Edenor which rose by 1.1%.

We highlight that the sales of electricity of Emdersa and Eden are not included since those companies were sold and are no longer part of our distribution operations.

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4.     Analysis of the Third Quarter 2013 Results Compared to the Same Period of 2012

Consolidated sales revenues of AR$1,430.6 million for the quarter ended on September 30, 2013, 24.1% lower than the AR$1,884.6 million for the same period of 2012, mainly explained by a decrease of 57.5% (AR$649.2 million) in the generation segment, partially offset by increases of 24.7% (AR$180.4 million) in distribution and 1.0% (AR$2.4 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(110.5) million,  AR$94.9 million lower than the same period of 2012, mainly due to decreases of AR$180.0 million in distribution, which were partially offset by increases of AR$30.0 million in generation, AR$40.0 million in the transmission segment and AR$15.2 million in holding and others.

Consolidated loss under IFRS of AR$381.8 million in the third quarter ended on September 30, 2013, of which AR$160.6 million are attributable to the owners of the Company, compared to a AR$233.6 million loss attributable to the owners of the Company in the same period of 2012.

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries’ financial statements are published under IFRS standards. The following table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$mm	9M13	9M12	3Q13	3Q12
Consolidated operating income	1,299.7	(411.4)	(248.3)	(317.5)
Consolidated depreciations and amortizations	281.9	274.8	99.0	84.5
Consolidated EBITDA under IFRS standards	1,581.6	(136.6)	(149.3)	(233.0)

Adjustments from generation segment:
CTLL's collection from insurance compensation	(123.0)	(133.5)	(82.5)	0.3
Revenue recognition from Isolux's CTLL project	(85.2)	-	(0.3)	-
Impairment of property, plant and equipment in CPB	-	108.3	-	108.3
Adjustments from transmission segment:
Instrumental Agreement	42.5	17.1	21.7	7.9
Consolidation effects from participation in joint businesses	45.7	31.8	24.6	9.4
Operating result from transmission segment	(33.7)	(47.3)	(2.7)	(18.0)
Depreciations and amortizations from transmission segment	31.4	28.8	10.4	9.5
Results for Fourth Line Project	37.7	31.9	19.8	9.8
Results for participation in joint businesses	10.4	18.4	(2.8)	8.1
Adjustments from distribution segment:
PUREE penalty system	338.1	288.9	58.2	84.4
Delay charges	33.7	20.1	14.4	5.3
Higher Costs Recognition – Res. No. 250/13	(2,212.6)	-	-	-
Adjustments from holding and others segment:
Results for participation in associates	(1.5)	2.1	2.7	1.9

Consolidated adjusted EBITDA	(380.7)	198.2	(110.5)	(15.6)

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4.1 |  Analysis of Generation Segment

	9-Month Period			3rd Quarter
Generation Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	1,273.6	2,895.9	-56.0%	480.8	1,129.9	-57.5%
Cost of sales	(1,123.3)	(2,532.5)	-55.6%	(340.9)	(1,019.3)	-66.6%

Gross profit	150.3	363.4	-58.6%	139.9	110.6	+26.5%

Selling expenses	(44.1)	(41.3)	+6.7%	(19.5)	(14.3)	+36.4%
Administrative expenses	(100.0)	(106.1)	-5.7%	(37.1)	(39.4)	-5.9%
Other operating income	226.5	137.2	+65.1%	84.0	0.4	NA
Other operating expenses	(29.6)	(26.7)	+10.8%	(9.8)	(13.0)	-24.2%
Impairment of property, plant and equipment	-	(108.3)	-100.0%	-	(108.3)	-100.0%

Operating income	203.1	218.2	-6.9%	157.4	(64.0)	NA

Finance income	48.2	51.6	-6.6%	18.9	17.1	+10.4%
Finance costs	(166.5)	(154.2)	+7.9%	(60.0)	(45.6)	+31.5%
Other financial results	(253.3)	(116.8)	+116.9%	(73.1)	(23.3)	+213.0%

Profit before tax	(168.5)	(1.2)	NA	43.3	(115.8)	NA

Income tax and minimum expected profit tax	70.0	2.5	NA	(13.0)	36.6	NA

Total income for the period	(98.5)	1.2	NA	30.3	(79.2)	NA

Attributable to:
Owners of the Company	(99.4)	(7.1)	NA	22.6	(87.3)	NA
Non-controlling interests	0.9	8.4	-89.0%	7.7	8.1	-5.1%

Adjusted EBITDA	69.4	288.2	-75.9%	101.6	71.6	+41.9%

•         During the third quarter of 2013, the gross margin from our generation segment recorded a gross profit of AR$139.9 million, a raise of 26.5% compared to the same period in 2012, mainly due to the restart of commissioning of CTLL’s steam turbine by the end of 2Q13, which energy is sold to Cammesa under Resolution No. 220/07 scheme.

•         In other operating income, during the 3Q13 we recorded AR$82.5 million collected from insurance companies related to the accident in CTLL, compared to AR$0.3 million during the same period of 2012.

•         During 3Q12, as a result of a recovery value assessment of CPB, we registered a loss of AR$108.3 million as impairment of property, plant and equipment related to consolidated assets.

•         The higher AR$62.3 million losses in net financial results compared to 3Q12 mainly responds to a higher net exchange rate difference caused by the devaluation of local currency against US Dollar, currency which CTLL and part of CTG’s Bond Notes are denominated.

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies, nor the accrual of the last milestone payment to the CTLL’s contractor.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.2 |  Analysis of Transmission Segment

	9-Month Period			3rd Quarter
Transmission Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	274.3	192.8	+42.3%	112.6	69.1	+62.9%
Cost of sales	(251.7)	(195.1)	+29.0%	(92.9)	(70.4)	+31.9%

Gross profit	22.6	(2.3)	NA	19.8	(1.3)	NA

Administrative expenses	(59.3)	(45.5)	+30.5%	(22.5)	(16.3)	+37.7%
Other operating income	1.0	0.5	+94.6%	(0.0)	(0.4)	-100.0%
Other operating expenses	(0.0)	(0.0)	-7.2%	(0.0)	(0.0)	+103.4%

Operating income	(35.7)	(47.3)	-24.5%	(2.7)	(18.0)	-84.8%

Finance income	117.8	57.8	+103.8%	60.7	21.1	+187.9%
Finance costs	(45.0)	(38.2)	+17.7%	(15.6)	(12.4)	+26.5%
Other financial results	(56.8)	(19.2)	+195.6%	(30.0)	(11.9)	+152.0%

Profit before tax	(19.7)	(47.0)	-58.0%	12.3	(21.1)	NA

Income tax and minimum expected profit tax	6.1	15.3	-60.5%	(4.6)	7.1	NA

Net income for continuing operations	(13.7)	(31.6)	-56.8%	7.7	(14.1)	NA

Discontinuated operations	(2.8)	(1.5)	+82.2%	(1.2)	(0.6)	+90.8%
Adjustment for non-controlling participation in joint businesses	6.0	14.6	-58.9%	(3.7)	6.6	NA

Total income for the period	(10.4)	(18.6)	-43.8%	2.8	(8.1)	NA

Attributable to:
Owners of the Company	(10.4)	(18.6)	-43.8%	2.8	(8.1)	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	75.7	30.5	+148.6%	49.1	9.2	NA

•         The third quarter of 2013 includes sales for AR$44.8 million, which corresponds to the application of the Instrumental Agreements signed by SE and ENRE, compared to AR$8.3 million in the same period of 2012.

•         The loss in the operating income of our transmission segment decreased by 84.8% compared to the third quarter of 2012, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor costs and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$21.7 million for the third quarter of 2013 vs. AR$7.9 million in the same period of 2012, plus AR$19.8 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$9.8 million in the same period of 2012.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.3 |  Analysis of Distribution Segment

	9-Month Period			3rd Quarter
Distribution Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	2,568.5	2,166.5	+18.6%	911.7	731.3	+24.7%
Cost of sales	(2,984.9)	(2,273.6)	+31.3%	(1,099.3)	(810.8)	+35.6%

Gross profit	(416.4)	(107.2)	+288.6%	(187.5)	(79.5)	+135.9%

Selling expenses	(401.4)	(260.5)	+54.1%	(138.0)	(98.4)	+40.2%
Administrative expenses	(228.6)	(178.3)	+28.2%	(64.2)	(68.4)	-6.0%
Other operating income	27.9	27.9	-0.1%	16.9	19.6	-14.0%
Other operating expenses	(105.7)	(91.2)	+15.9%	(47.1)	(27.7)	+70.3%
Results for participation in joint businesses	0.0	(0.0)	NA	-	0.0	-100.0%

Operating income before Res. No. 250/13	(1,124.2)	(609.3)	+84.5%	(420.0)	(254.3)	+65.1%

Higher Costs Recognition – Res. No. 250/13	2,212.6	-	NA	-	-	NA

Operating income	1,088.4	(609.3)	NA	(420.0)	(254.3)	+65.1%

Finance income	243.4	56.0	NA	29.2	22.2	+31.1%
Finance costs	(410.0)	(147.3)	+178.4%	(247.6)	(46.4)	NA
Other financial results	(232.7)	(135.6)	+71.7%	(104.2)	(60.4)	+72.4%

Profit before tax	689.0	(836.2)	NA	(742.6)	(338.8)	+119.2%

Income tax and minimum expected profit tax	61.3	75.9	-19.3%	178.8	27.2	NA

Net income for continuing operations	750.3	(760.3)	NA	(563.8)	(311.6)	+80.9%

Discontinued operations	(128.9)	67.6	NA	(6.8)	12.1	NA

Total income for the period	621.4	(692.7)	NA	(570.6)	(299.5)	+90.5%

Attributable to:
Owners of the Company	267.9	(419.3)	NA	(341.7)	(178.5)	+91.5%
Non-controlling interests	353.5	(273.4)	NA	(228.9)	(121.0)	+89.1%

Adjusted EBITDA	(587.0)	(144.0)	NA	(292.3)	(112.3)	+160.3%

•         During the third quarter of 2013, net sales rose by 24.7% compared to 3Q12, mainly due to the application of ENRE’s Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount, depending on the client category. Regarding this Resolution, during 3Q13 Edenor collected an amount of AR$142.2 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 46.0% compared to the third quarter of 2012, mainly explained by a rise in operating, labor and third party costs.

•         Energy purchases grew 23.5% during 3Q13, mainly due to an increase in electricity purchase price, caused by subsidies removal and costs derived from hiring mobile generation.

•         The loss incurred by net financial results increased AR$238.1 million in the 3Q13, mainly due to higher interest payable for CAMMESA’s commercial debt, in addition to larger losses by higher net exchange rate difference as a result of local currency devaluation against US Dollar.

•         The adjusted EBITDA in 3Q13 for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$58.2 million and late payment penalty for AR$14.1 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.4 |  Analysis of Holding and Others Segment

	9-Month Period			3rd Quarter
Holding and Others Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	143.0	140.6	+1.7%	55.2	54.7	+1.0%
Cost of sales	(71.0)	(37.0)	+91.8%	(28.7)	(11.8)	+143.1%

Gross profit	72.0	103.6	-30.5%	26.6	42.9	-38.1%

Selling expenses	(4.5)	(3.2)	+39.6%	(2.0)	(1.2)	+63.8%
Administrative expenses	(61.5)	(112.9)	-45.6%	(18.8)	(38.8)	-51.5%
Other operating income	25.8	15.9	+62.9%	16.1	8.3	+94.0%
Other operating expenses	(12.8)	(3.1)	NA	(7.8)	(0.5)	NA
Results for participation in associates	1.5	(2.1)	NA	(2.7)	(1.9)	+45.0%

Operating income	20.6	(1.8)	NA	11.4	8.8	+29.1%

Finance income	4.8	1.2	+289.3%	2.3	0.8	+188.8%
Finance costs	(34.8)	(32.6)	+6.9%	(23.2)	(9.4)	+146.6%
Other financial results	248.1	101.3	+145.0%	174.5	41.8	NA

Profit before tax	238.7	68.1	+250.4%	165.0	42.0	+292.5%

Income tax and minimum expected profit tax	(12.1)	(4.5)	+170.7%	(9.3)	(1.8)	NA

Total income for the period	226.6	63.7	+256.0%	155.7	40.2	+286.9%

Attributable to:
Owners of the Company	226.6	63.7	+256.0%	155.7	40.2	+286.9%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	61.2	23.6	+159.7%	31.1	16.0	+95.0%

•         During the third quarter of 2013, the operating profit from our holding and others segment rose by 29.1% compared to the same period of 2012. This increase is explained by a 48.0% fall of selling and administrative expenses, due to personnel reassignment to generation segment, and a rise of AR$20.3 million in Petrolera Pampa’s operating income. Both effects were partially offset by lesser revenues from generation segment fees.

•         The increase of AR$120.4 million in net financial results of 3Q13 are mainly explained by a larger profit from holdings in CIESA (AR$136 million), partially offset by higher losses from net exchange rate difference.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in EPCA, holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.5 |  Nine-month Period Analysis by Subsidiary (AR$mm)

	9-Month Period 2013				9-Month Period 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	6.5	(22.5)	3.9	56.0%	14.2	(20.3)	11.8
Los Nihuiles	47.0%	22.7	(11.5)	(5.2)	47.0%	28.4	(17.1)	1.7
CPB	100.0%	(57.4)	92.5	(48.7)	100.0%	(36.0)	47.8	(91.0)
CTG	92.3%	64.6	177.5	(2.6)	92.3%	44.0	202.8	(5.9)
CTLL[1]	100.0%	17.1	1,190.4	(58.9)	100.0%	228.8	838.4	73.8
CTP	78.6%	15.5	(14.5)	9.1	78.6%	14.9	112.2	0.9
Other companies & deletions[3]		0.4	(86.6)	3.0		(6.2)	(187.1)	1.5
Total Generation		69.4	1,325.2	(99.4)		288.2	976.7	(7.1)

Transmission Segment
Transener	26.3%	156.2	803.3	(30.4)	26.3%	57.4	622.1	(59.4)
Consolidation adjustment 50%		(78.1)	(401.7)	15.2		(28.7)	(311.0)	29.7
Adjustments & deletions[3]		(2.4)	(19.9)	4.8		1.8	(20.1)	11.1
Total Transmission		75.7	381.8	(10.4)		30.5	291.0	(18.6)

Distribution Segment
Edenor[1]	55.4%	(580.8)	932.0	792.5	55.4%	(148.5)	1,320.8	(624.5)
EASA[1]	100.0%	(28.9)	613.7	(164.9)	100.0%	12.7	460.5	(63.8)
Adjustments & deletions[3]		22.7	(550.5)	(359.7)		(8.2)	(330.0)	269.0
Total Distribution		(587.0)	995.2	267.9		(144.0)	1,451.4	(419.3)

Holding & Others Segment
Petrolera Pampa	100.0%	73.7	204.5	18.9	100.0%	24.7	126.7	(2.7)
Other companies & deletions[3]		(12.5)	74.1	207.7		(1.1)	103.5	66.4
Total Holding & Others		61.2	278.6	226.6		23.6	230.2	63.7

Deletions		-	(381.8)	-		-	(291.0)	-
Total Consolidated Amounts to the owners of the Company		(380.7)	2,599.0	384.6		198.2	2,658.3	(381.4)

Total Adjusted by Ownership		(191.7)	2,190.8	384.6		225.6	2,045.6	(381.4)

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 4 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.6 |  Quarterly Analysis by Subsidiary (AR$mm)

	3rd Quarter 2013				3rd Quarter 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	0.1	(22.5)	4.1	56.0%	2.5	(20.3)	7.9
Los Nihuiles	47.0%	5.2	(11.5)	1.6	47.0%	3.3	(17.1)	5.3
CPB	100.0%	(6.8)	92.5	(3.3)	100.0%	(18.4)	47.8	(81.5)
CTG	92.3%	15.4	177.5	(1.6)	92.3%	10.8	202.8	(8.7)
CTLL[1]	100.0%	83.7	1,190.4	17.3	100.0%	73.3	838.4	(5.5)
CTP	78.6%	3.2	(14.5)	2.8	78.6%	5.3	112.2	0.8
Other companies & deletions[3]		0.7	(86.6)	1.7		0.0	(187.1)	(5.4)
Total Generation		101.6	1,325.2	22.6		71.6	976.7	(87.3)

Transmission Segment
Transener	26.3%	100.0	803.3	14.0	26.3%	17.3	622.1	(26.9)
Consolidation adjustment 50%		(50.0)	(401.7)	(7.0)		(8.6)	(311.0)	13.5
Adjustments & deletions[3]		(0.9)	(19.9)	(4.2)		0.5	(20.1)	5.4
Total Transmission		49.1	381.8	2.8		9.2	291.0	(8.1)

Distribution Segment
Edenor[1]	55.4%	(288.3)	932.0	(512.3)	55.4%	(116.1)	1,320.8	(277.0)
EASA[1]	100.0%	2.2	613.7	(55.3)	100.0%	6.1	460.5	(22.5)
Adjustments & deletions[3]		(6.2)	(550.5)	225.9		(2.3)	(330.0)	121.0
Total Distribution		(292.3)	995.2	(341.7)		(112.3)	1,451.4	(178.5)

Holding & Others Segment
Petrolera Pampa	100.0%	42.0	204.5	21.6	100.0%	8.9	126.7	0.8
Other companies & deletions[3]		(10.9)	74.1	134.1		7.0	103.5	39.4
Total Holding & Others		31.1	278.6	155.7		16.0	230.2	40.2

Deletions		-	(381.8)	-		-	(291.0)	-
Total Consolidated Amounts to the owners of the Company		(110.5)	2,599.0	(160.6)		(15.6)	2,658.3	(233.6)

Total Adjusted by Ownership		(6.6)	2,190.8	(160.6)		33.2	2,045.6	(233.6)

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 4 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s third quarter 2013 results on Wednesday November 13, 2013 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Strategic Planning and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2013

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.